SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 03 October 2007


                       The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                             Bank of Ireland Group

               (The Governor and Company of the Bank of Ireland)


                              Total Voting Rights


In conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007, the issued share capital (with voting rights) of Bank of Ireland as at 30 September 2007 consists of 990,775,991 units of Ordinary Stock of nominal value EUR 0.64 each. Bank of Ireland also holds 35,367,592 units of Ordinary Stock in treasury, which do not carry voting rights.

The figure which should be used by stockholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bank of Ireland under the Transparency (Directive 2004/109/EC) Regulations 2007 is, therefore, 990,775,991.


Ends.


Contact:


John Clifford, Group Secretary +353 1 6043400





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 03 October 2007